Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 28, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner Loan Lauren Nguyen Division of Corporate Finance Office of Energy & Transportation

Apollo Strategic Growth Capital

Amendment No. 3 to Registration Statement on Form S-4

Filed April 19, 2022

File No. 333-261820

Ladies and Gentlemen:

On behalf of our client, Apollo Strategic Growth Capital, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 26, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 to registration statement on Form S-4 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement which reflects these revisions (such revised filing, “Amendment No. 4 to the Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 4 to the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4 to the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4 to the Registration Statement.

Selected Definitions, page 2

1.	Please revise to define the term, “Amex Exit Conditions,” here.

Response to Comment 1

The Registrant respectfully acknowledges the Staff’s comment and has revised page 4 of Amendment No. 4 to the Registration Statement accordingly.

United States Securities and Exchange Commission

April 28, 2022

Summary of Risk Factors, page 50

2.	We note your disclosure throughout the filing that because you are deemed to be “controlled” by American Express under the BHC Act, you are and will be subject to supervision, examination and regulation by the Federal Reserve. Please revise your cover page and disclose here to describe related risks, including without limitation, the risks to the Company and shareholders related to the Amex Exit Conditions.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and has revised the cover page and page 51 of Amendment No. 4 to the Registration Statement accordingly.

Business of GBT

Recent Performance and COVID-19 Update, page 282

3.	Your revised disclosure in response to prior comment 4 states that you delivered $3.7 billion new wins value in 2021, which represents new sales in terms of the average annual spend expected to be served under the contract over its term. As this appears to be projection information, tell us how you considered the guidance provided in Item 10(b) of Regulation S-K. In addition, consistent with our prior comment, provide disclosure explaining why this information is useful to investors and addressing estimates or assumptions underlying this metric and its calculation.

Response to Comment 3

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has revised page 283 of Amendment No. 4 to the Registration Statement in response to the Staff’s comment.  As described in this revised disclosure, GBT does not consider new wins value to be projection information.  GBT measures 2021 new wins value as the TTV of the new customer in 2019. Historically, GBT has measured new wins value as the average annual TTV under the contract over its term, as estimated by clients.  Neither GBT nor its management project that TTV over the term of any given contract will equal the new wins value of such contract, though its management does use new wins value as an indicator of sales performance.  As described in further detail in “The Business Combination Proposal — Projected Financial Information,” the GBT Projections assume acceleration of new wins, driving 10 percentage points of TTV recovery in 2023E compared to 2019, with our strengthened value proposition and industry tailwinds, including growing our leadership in the large and fast-growing SME segment and further benefiting from shifts towards managed travel in these segments.

Exhibits

4.	Please re-file a complete copy of Exhibit 10.29. It appears that certain schedules and exhibits have been omitted.

Response to Comment 4

The Registrant respectfully acknowledges the Staff’s comment. The Registrant advises the Staff that the Registrant has omitted these schedules and exhibits from the Registration Statement in accordance with Item 601(a)(5) of Regulation S-K, which provides that schedules (or similar attachments) to the exhibits required by Item 601 are not required to be filed provided that they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The Registrant has supplementally provided the Staff with the omitted schedules and exhibits to Exhibit 10.29.

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United States Securities and Exchange Commission

April 28, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson
Brian M. Janson

cc:	Securities and Exchange Commission Wei Lu Ethan Horowitz

Apollo Strategic Growth Capital

Sanjay Patel

James Crossen

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ross A. Fieldston

Gregory A. Ezring

Luke R. Jennings

Skadden, Arps, Slate, Meagher & Flom LLP

Gregory A. Fernicola

Peter D. Serating

Thaddeus P. Hartmann

GBT JerseyCo Limited

Eric J. Bock